                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (AMENDMENT NO. 27)*



                         HEARST-ARGYLE TELEVISION, INC.
                                (Name of Issuer)


                              SERIES A COMMON STOCK
                         (Title of Class of Securities)

                                   422317 10 7
                                 (CUSIP Number)


                               JODIE W. KING, ESQ.
                             THE HEARST CORPORATION
                                959 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 649-2025


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    COPY TO:
                              STEVEN A. HOBBS, ESQ.
                            BONNIE A. BARSAMIAN, ESQ.
                               ROGERS & WELLS, LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000



                                DECEMBER 30, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]



                         (Continued on following pages)

CUSIP No. 422317 10 7                                    13D
====================================================================================================================
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                        HEARST BROADCASTING, INC.
====================================================================================================================
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                            (a)[ ]
                                                                                                            (b)[ ]
====================================================================================================================
    3.       SEC USE ONLY
====================================================================================================================
    4.       SOURCE OF FUNDS
====================================================================================================================
    5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)           [ ]
====================================================================================================================
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                        DELAWARE
====================================================================================================================
       NUMBER OF            7.    SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                           =========================================================================================
                            8.    SHARED VOTING POWER
                                           54,272,490
                           =========================================================================================
                            9.    SOLE DISPOSITIVE POWER

                           =========================================================================================
                           10.    SHARED DISPOSITIVE POWER
                                           54,272,490
====================================================================================================================
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        54,272,490
====================================================================================================================
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             [ ]
====================================================================================================================
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               58.57%
====================================================================================================================
    14.      TYPE OF REPORTING PERSON
                                        CO
====================================================================================================================

                                       2

CUSIP No. 422317 10 7                                    13D
====================================================================================================================
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                        HEARST HOLDINGS, INC.
====================================================================================================================
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                            (a)[ ]
                                                                                                            (b)[ ]
====================================================================================================================
    3.       SEC USE ONLY
====================================================================================================================
    4.       SOURCE OF FUNDS
====================================================================================================================
    5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)           [ ]
====================================================================================================================
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                        DELAWARE
====================================================================================================================
       NUMBER OF            7.    SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                           =========================================================================================
                            8.    SHARED VOTING POWER
                                           54,272,490
                           =========================================================================================
                            9.    SOLE DISPOSITIVE POWER

                           =========================================================================================
                           10.    SHARED DISPOSITIVE POWER
                                           54,272,490
====================================================================================================================
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        54,272,490
====================================================================================================================
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             [ ]
====================================================================================================================
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               58.57%
====================================================================================================================
    14.      TYPE OF REPORTING PERSON
                                        CO
====================================================================================================================

                                       3

CUSIP No. 422317 10 7                                    13D
====================================================================================================================
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                        THE HEARST CORPORATION
====================================================================================================================
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                            (a)[ ]
                                                                                                            (b)[ ]
====================================================================================================================
    3.       SEC USE ONLY
====================================================================================================================
    4.       SOURCE OF FUNDS
====================================================================================================================
    5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)           [ ]
====================================================================================================================
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                        DELAWARE
====================================================================================================================
       NUMBER OF            7.    SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                           =========================================================================================
                            8.    SHARED VOTING POWER
                                           54,272,490
                           =========================================================================================
                            9.    SOLE DISPOSITIVE POWER

                           =========================================================================================
                           10.    SHARED DISPOSITIVE POWER
                                           54,272,490
====================================================================================================================
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        54,272,490
====================================================================================================================
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             [ ]
====================================================================================================================
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               58.57%
====================================================================================================================
    14.      TYPE OF REPORTING PERSON
                                        CO
====================================================================================================================

                                       4

CUSIP No. 422317 10 7                                    13D
====================================================================================================================
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                        THE HEARST FAMILY TRUST
====================================================================================================================
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                            (a)[ ]
                                                                                                            (b)[ ]
====================================================================================================================
    3.       SEC USE ONLY
====================================================================================================================
    4.       SOURCE OF FUNDS
====================================================================================================================
    5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)           [ ]
====================================================================================================================
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                        CALIFORNIA
====================================================================================================================
       NUMBER OF            7.    SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                           =========================================================================================
                            8.    SHARED VOTING POWER
                                           54,272,490
                           =========================================================================================
                            9.    SOLE DISPOSITIVE POWER

                           =========================================================================================
                           10.    SHARED DISPOSITIVE POWER
                                           54,272,490
====================================================================================================================
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        54,272,490
====================================================================================================================
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             [ ]
====================================================================================================================
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               58.57%
====================================================================================================================
    14.      TYPE OF REPORTING PERSON
                                        CO
====================================================================================================================

                                       5

                                  SCHEDULE 13D


         This Amendment No. 27, which relates to shares of Series A Common Stock, $0.01 par value per share ("Series A Common Stock"), of Hearst-Argyle Television, Inc., a Delaware corporation (the "Issuer"), and is being filed jointly by The Hearst Corporation, a Delaware corporation ("Hearst"), Hearst Holdings, Inc., a Delaware corporation ("Hearst Holdings") and wholly-owned subsidiary of Hearst, Hearst Broadcasting, Inc., a Delaware corporation ("Hearst Broadcasting") and wholly-owned subsidiary of Hearst Holdings, and The Hearst Family Trust, a testamentary trust (the "Trust," and together with Hearst, Hearst Holdings and Hearst Broadcasting, the "Reporting Persons"), supplements and amends the statement on Schedule 13D originally filed with the Commission on April 4, 1997 (as amended, the "Statement").


ITEM 2.  IDENTITY AND BACKGROUND.

         (a) - (c) This Schedule 13D is being filed by The Hearst Corporation, a Delaware corporation ("Hearst"), Hearst Holdings, Inc., a Delaware corporation ("Hearst Holdings"), Hearst Broadcasting, Inc., a Delaware corporation ("Hearst Broadcasting"), and The Hearst Family Trust, a testamentary trust (the "Trust," and together with Hearst, Hearst Holdings and Hearst Broadcasting, the "Reporting Persons"). The agreement between the Reporting Persons relating to the joint filing of this schedule is attached as Exhibit 7.1 hereto.

         Hearst and its various subsidiaries represent one of the world's largest diversified communications companies, with interests in newspaper, magazine, book and business publishing, television and radio broadcasting, cable network programming, newspaper features distribution, television production and distribution, and new media activities. All of Hearst's issued and outstanding common stock is owned by the Trust. Hearst's principal executive offices are located at 959 Eighth Avenue, New York, New York 10019 and the address of the Trust is 888 Seventh Avenue, New York, New York 10106.

         Hearst Holdings is a Delaware corporation and a wholly-owned subsidiary of Hearst. Hearst Holdings is a holding company and is directly and through subsidiaries engaged in the communications business. Hearst Holdings' principal executive offices are located at 959 Eighth Avenue, New York, New York 10019.

         Hearst Broadcasting is a Delaware corporation and a wholly-owned subsidiary of Hearst Holdings. Hearst Broadcasting is a holding company and through subsidiaries is principally engaged in the broadcasting business. Hearst Broadcasting's principal executive offices are located at 959 Eighth Avenue, New York, New York 10019.

         Schedule I hereto sets forth the name, business address and present principal occupation or employment and address of any corporation or other organization in which such employment is conducted, for each of Hearst's, Hearst Broadcasting's, and Hearst Holdings' directors and executive officers and the Trustees of the Trust.

         (d) - (e) During the last five years, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Schedule I hereto sets forth the citizenship of each of Hearst's, Hearst Broadcasting's and Hearst Holdings' directors and executive officers.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On December 30, 1999, Hearst Holdings became a beneficial owner of the shares described in Item 5 of this Schedule of the Issuer pursuant to the contribution by Hearst of all of the capital stock of Hearst Broadcasting to Hearst Holdings in connection with a Hearst internal corporation reorganization which became effective on December 30, 1999.


ITEM 4.  PURPOSE OF THE TRANSACTION.

         On December 30, 1999, in connection with a Hearst internal corporate reorganization, Hearst contributed all of the capital stock of Hearst Broadcasting held by Hearst to its wholly-owned subsidiary Hearst Holdings.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) As of December 30, 1999 the Reporting Persons owned 12,973,842 shares of Series A Common Stock of the Issuer and 41,298,648 shares of Series B Common Stock of the Issuer (collectively, the "Securities"). Each share of Series B Common Stock of the Issuer is immediately convertible into one share of Series A Common Stock of the Issuer. Therefore, the 41,298,648 shares of Series B Common Stock owned directly by Hearst Broadcasting represent, if converted, 41,298,648 shares of Series A Common Stock of the Issuer. Under the definition of "beneficial ownership" as set forth in Rule 13d-3 of the Exchange Act, Hearst Broadcasting, Hearst Holdings, Hearst and the Trust are deemed to have beneficial ownership of each of the combined 54,272,490 shares of the Securities. The Trust, as the owner of all of Hearst's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst, as the owner of all of Hearst Holdings' issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst Holdings, as the owner of all of Hearst Broadcasting's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. As a result, Hearst Broadcasting, Hearst Holdings, Hearst and the Trust may be deemed to share the power to direct the voting of and the disposition of the Securities. The Securities constitute approximately 58.57% of the combined shares of Series A Common Stock and Series B Common Stock outstanding of the Issuer, based on the number of outstanding shares as of the date hereof, provided to the Reporting Persons by the Issuer.


         (c) Since filing Amendment No. 26 to the Statement, Hearst Broadcasting has made no purchases of Series A Common Stock of the Issuer pursuant to open market transactions.


         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

         (e) Not applicable.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.1 Joint Filing Agreement, dated January 4, 2000, between The Hearst Corporation, The Hearst Family Trust, Hearst Holdings, Inc. and Hearst Broadcasting, Inc.

                                   SCHEDULE I


                     INFORMATION REGARDING THE DIRECTORS AND
              EXECUTIVE OFFICERS OF HEARST, HEARST BROADCASTING AND
             HEARST HOLDINGS AND TRUSTEES OF THE HEARST FAMILY TRUST


Set forth in the table below is the name and the present principal occupation or employment of each director and executive officer of Hearst, Hearst Broadcasting and Hearst Holdings. Unless otherwise indicated, each person identified below is employed by Hearst or one of its wholly-owned subsidiaries. The principal business address of Hearst, Hearst Broadcasting and Hearst Holdings and, unless otherwise indicated, each person identified below, is 959 Eighth Avenue, New York, New York 10019. The principal business address of the Trust is 888 Seventh Avenue, New York, New York 10106. Trustees of the Trust are identified by an asterisk ("*"). Unless otherwise indicated, all persons identified below are United States citizens.





                                 Present Office/Principal
Name                             Occupation or Employment
----                             ------------------------
HEARST
George R. Hearst, Jr.*          Chairman of the Board, Chairman of Executive
                                Committee, Director

Frank A. Bennack, Jr.*          President and Chief Executive Officer, Director

Victor F. Ganzi*                Executive Vice President and Chief Operating
                                Officer, Director

James M. Asher                  Vice President, Chief Legal and Development
                                Officer

John G. Conomikes*              Vice President, Director

Ronald J. Doerfler              Vice President, Chief Financial Officer and
                                Treasurer

George B. Irish                 Vice President, Director

Raymond E. Joslin               Vice President, Director

Cathleen P. Black               Vice President, Director; President: Hearst
                                Magazines Division - Hearst Communications, Inc.

Millicent H. Boudjakdji*        Director

David J. Barrett                Director; President and Co-Chief Executive
                                Officer: Hearst-Argyle Television, Inc.(2)

Richard E. Deems(1)*            Director

                                Present Office/Principal
Name                            Occupation or Employment
----                            ------------------------
Austin Hearst                   Director; Vice President: Hearst Entertainment
                                Distribution Division, Hearst Entertainment,
                                Inc.(3)


John R. Hearst, Jr.*            Director

Randolph A. Hearst*             Director

William R. Hearst, III*         Director; Partner: Kleiner, Perkins, Caufield &
                                Byers(4)

Harvey L. Lipton(1)*            Director

Terence G. Mansfield(5)         Director; Managing Director: The National
                                Magazine Co., Ltd.(6)

Gilbert C. Maurer(1)*           Director

Mark F. Miller*                 Director; Executive Vice President: Hearst
                                Magazines  Division - Hearst Communications, Inc.

Raymond J. Petersen*            Director;  Executive Vice President: Hearst
                                Magazines  Division - Hearst Communications, Inc.

Virginia Hearst Randt*          Director

Thomas J. Hughes                Vice President; Vice Presidentand Controller:
                                Hearst Communications, Inc.

Jodie W. King                   Vice President and Secretary

Richard  P. Malloch             Vice President; President: Hearst Business Media
                                Group Administrative Division, Hearst Communications,
                                Inc.(3) Bruce L. Paisner Vice President; Executive
                                Vice President: Hearst Entertainment and Syndication
                                Group Administrative Division, Hearst Communications,
                                Inc.(3)

Debra Shriver                   Vice President

Alfred C. Sikes                 Vice President

Jonathan E. Thackeray           Vice President



HEARST BROADCASTING

John G. Conomikes*              President, Director

David J. Barrett                Vice President,  Director; President and Co-Chief
                                Executive Officer: Hearst-Argyle Television, Inc.(2)

Ronald J. Doerfler              Vice President, Treasurer

Victor F. Ganzi*                Vice President, Director

Jodie W. King                   Vice President, Secretary

Frank A. Bennack, Jr.           Director

George R. Hearst, Jr.           Director

William R. Hearst, III          Director; Partner: Kleiner, Perkins, Caufield &
                                Byers(4)

Gilbert C. Maurer(1)*           Director

Virginia Hearst Randt*          Director


HEARST HOLDINGS

George R. Hearst, Jr.*          Chairman of the Board, Chairman of Executive
                                Committee, Director

Frank A. Bennack, Jr.*          President and Chief Executive Officer, Director

Victor F. Ganzi*                Executive Vice President and Chief Operating Officer,
                                Director

James M. Asher                  Vice President, Chief Legal and Development Officer

Cathleen P. Black               Vice President, Director

John G. Conomikes*              Vice President, Director

Ronald J. Doerfler              Vice President, Chief Financial Officer and Treasurer

Thomas J. Hughes                Vice President

George B. Irish                 Vice President, Director

Raymond E. Joslin               Vice President, Director

Jodie W. King                   Vice President and Secretary

Richard P. Malloch              Vice President

Bruce L. Paisner                Vice President

Debra Shriver                   Vice President

Alfred C. Sikes                 Vice President

Jonathan E. Thackeray           Vice President

David J. Barrett                Director; President and Co-Chief Executive Officer:
                                Hearst-Argyle Television Inc.(2)

Millicent H. Boudjakdji*        Director

Richard E. Deems(1)*            Director

Austin Hearst                   Director; Vice President: Hearst Entertainment
                                Distribution Division, Hearst Entertainment, Inc.(3)

John R. Hearst, Jr.*            Director

Randolph A. Hearst*             Director

William R. Hearst, III*         Director; Partner: Kleiner, Perkins, Caufield & Byers(4)

Harvey L. Lipton(1)*            Director

Terence G. Mansfield(5)         Director; Managing Director: The National
                                Magazine, Co., Ltd.(6)

Gilbert C. Maurer(1)*           Director

Mark F. Miller*                 Director

Raymond J. Petersen*            Director

Virginia Hearst Randt           Director


(1)    Self-employed, non-employed or retired
(2)    888 Seventh Avenue
       New York, NY 10106
(3)    235 E. 45th Street
       New York, NY 10017
(4)    2750 Sand Hill Road
       Menlo Park, CA 94025
(5)    U.K. Citizen

(6)    National Magazine House
       72 Broadwick Street
       London, England NIV 2BP
(7)    110 Fifth Street
       San Francisco, CA 94109
                                       13

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 7, 2000



                                         HEARST BROADCASTING, INC.

                                         By: /s/ Jodie W. King
                                            ---------------------------
                                                  Name:   Jodie W. King
                                                  Title:  Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 7, 2000



                                         HEARST HOLDINGS, INC.

                                         By: /s/ Jodie W. King
                                            ---------------------------
                                                  Name:   Jodie W. King
                                                  Title:  Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 7, 2000



                                         THE HEARST CORPORATION

                                         By: /s/ Jodie W. King
                                            ---------------------------
                                                  Name:   Jodie W. King
                                                  Title:  Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 7, 2000



                                        THE HEARST FAMILY TRUST

                                        By:    /s/ VICTOR F. GANZI
                                               ------------------------
                                               Name:    Victor F. Ganzi
                                               Title:   Trustee

                                  EXHIBIT INDEX


EXHIBIT NO.           DESCRIPTION
-----------           -----------

Exhibit 7.1 Joint Filing Agreement, dated January 5, 2000, between The Hearst Corporation, The Hearst Family Trust, Hearst Holdings, Inc. and Hearst Broadcasting, Inc.